Mail Stop 4561

August 30, 2006

Colin Chapin
BCE Place, Suite 3820
181 Bay Street, P.O. Box 800
Toronto, Ontario, Canada M5J 2T3

Re: Trizec Canada Inc.
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 17, 2006
File No. 000-51279

Dear Mr. Chapin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F

Exhibit 99.2

Consolidated Statement of Cash Flows, page 4

1. It appears that your total distributions of $48 million exceed your cash flows provided by operating activities in 2005. Provide us with an analysis of your distributions, including any distributions to minority interest holders, for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings,

proceeds from loan sales, proceeds from equity offerings etc. Additionally, tell us what consideration you have given to disclosing this information in your MD&A.

Exhibit 99.4

Note 2 – Investment in Barrick and exchangeable debentures, page 5

2. Please tell us and disclose in future filings the method and assumptions used in determining the fair value of the derivative instrument embedded in the exchangeable debentures.

Exhibits 99.6

3. Reference is also being made to Exhibits 99.7, 99.8, and 99.9. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated

Colin Chapin
Trizec Canada Inc
August 30, 2006
Page 3

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant